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                                Telemig Celular

                       TELEMIG CELULAR PARTICIPACOES S.A.
                             Publicly Traded Company
        Corporate Taxpayer Identification No. (CNPJ): 02.558.118/0001-65
                     Board of Trade (NIRE): 53.300.005.770

            NOTICE OF JOINT ANNUAL AND SPECIAL SHAREHOLDERS' MEETING
            --------------------------------------------------------


The shareholders of TELEMIG CELULAR PARTICIPACOES S.A. (the "Company") are hereby called, pursuant to its By-Laws, to a joint Annual and Special Shareholders' Meeting to be held on April 26th, 2005, at 5 pm, at the Company's headquarters located at SCN, Quadra 4, Bloco B, n. 100 - Centro Empresarial Varig, Torre Oeste, Part A, 7th floor, room 702, in Brasilia - DF, to deliberate on the following order of business:

Annual Shareholders' Meeting:
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1.   Receive the accounts from the administrators, examine, discuss and vote the financial statements relative to fiscal year 2004;
2. Deliberate on the allocation of the net profits from FY 2004 and the distribution of dividends;
3.   Elect members of the Company's Board of Directors;
4. Elect members of the Audit Committee and establish their remuneration, pursuant to article 162, ss. 3(0), of Law n(0) 6.404/76.

Special Shareholders' Meeting:
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1.   Deliberate on the total amount of remuneration to be paid to the Company's administrators;
2. Capitalize the assets represented by the premium, by means of an issue of Company stock and the corresponding increase in equity capital;
3. Capitalize the profit reserves in the amount exceeding the amount of equity capital;
4. Amend article 5 of the Company's By-Laws to reflect the changes in capital resulting from the actions outlined in items 2 and 3 above.

General Instructions:
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a)   The documents related to the order of business are available to all shareholders at the Company's headquarters;
b) As provided in art. 141 of Law n(0) 6.404/76 and CVM Instruction n(0) 165/91, with the wording given by article 1 of CVM Instruction n(0) 282/98, the percentage for calling for a multiple vote will be 5% (five percent) of the voting capital;
c) The proxy forms for the Meetings, as well as the request for multiple vote, must be delivered at the address of their venue, as mentioned hereinabove, at least 48 (forty eight) hours in advance of the date of the Meetings;
d) The shareholders whose bearer shares are held in fungible custody and who wish to vote at the Meetings should present a statement of their respective updated shareholding position supplied by the custodian entity within 2
     (two) days of the date of the Meetings.

                           Brasilia, March 23rd 2005.

                           Arthur Joaquim de Carvalho
                       Chairman of the Board of Directors